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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                            AKAMAI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    00971T101
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                                 (CUSIP Number)

                               September 11, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 00971T101                                            Page 2 of 7 pages


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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Anne E. Lewin
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)  (a)
                                                                          (b)[X]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

       Israel
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                              5.   Sole Voting Power

                                   0 shares
       Number of Shares       --------------------------------------------------
         Beneficially
          Owned by            6.   Shared Voting Power
        Each Reporting
           Person                  7,316,750 shares
           With:              --------------------------------------------------

                              7.   Sole Dispositive Power

                                   0 shares
                              --------------------------------------------------

                              8.   Shared Dispositive Power

                                   7,316,750 shares
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,316,750 shares
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

     Not applicable.
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11.  Percent of Class Represented by Amount in Row (9)

     6.3%
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12.  Type of Reporting Person (See Instructions)

     IN
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CUSIP No. 00971T101                                            Page 3 of 7 pages


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1.   Names of Reporting Persons

     I.R.S. Identification Nos. of above persons (entities only)

     Susan Silbeberg
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)  (a)
                                                                          (b)[X]

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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     United States
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                              5.   Sole Voting Power

                                   0 shares
      Number of Shares        --------------------------------------------------
       Beneficially
        Owned by              6.   Shared Voting Power
      Each Reporting
         Person                    7,316,750 shares
         With:                --------------------------------------------------

                              7.   Sole Dispositive Power

                                   0 shares
                              --------------------------------------------------

                              8.   Shared Dispositive Power

                                   7,316,750 shares
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,316,750 shares
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     Not applicable.
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11.  Percent of Class Represented by Amount in Row (9)

     6.3%
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12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
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CUSIP No. 00971T101                                            Page 4 of 7 pages


ITEM 1(A).     NAME OF ISSUER:

               Akamai Technologies, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               500 Technology Square
               Cambridge, MA 02139

ITEM 2(a).     NAME OF PERSON FILING:

               Anne E. Lewin and Susan Silbeberg

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of Ms. Lewin and Ms. Silbeberg is:

               c/o Nan Giner
               Hale and Dorr LLP
               60 State Street
               Boston, MA 02109

ITEM 2(c).     CITIZENSHIP:

               Ms. Lewin is a citizen of Israel. Ms. Silbeberg is a citizen of the United States.


ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common stock, $0.01 par value per share.

ITEM 2(e).     CUSIP NUMBER:

               00971T101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act;

               (e) [ ] An investment adviser in accordance with
                       Rule 13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
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CUSIP No. 00971T101                                            Page 5 of 7 pages


               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.        OWNERSHIP: Pursuant to Rule 13d-3, each of Ms. Lewin and Ms.
               Silbeberg may be deemed to beneficially own the common stock of Akamai Technologies, Inc. as follows:

               (a)  Amount Beneficially Owned: 7,316,750 shares

               (b)  Percent of Class: 6.3%

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote: 0 shares

                    (ii) Shared power to vote or to direct the vote: 7,316,750 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                          0 shares

                    (iv) Shared power to dispose or to direct the disposition of: 7,316,750 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               This Schedule 13G is being filed jointly pursuant to Rule 13d-l(k). As a result of the relationship between the Filing Persons described herein, the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:   Not applicable.



ITEM 10.       CERTIFICATIONS:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 00971T101                                            Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002                /s/ Anne E. Lewin
                                        ---------------------------------
                                        Anne E. Lewin


                                        /s/ Susan Silbeberg
                                        ---------------------------------
                                        Susan Silbeberg